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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Nathan, Joseph A.		Compuware Corporation (CPWR)
	31440 Northwestern Hwy	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 3, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Farmington Hills, MI 48334-2564 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		02/03/03				X (1)			(1)	D	(1)		658,853 (1)		D

	Common Stock													188,190		I		ESOP/401(k)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Forward Purchase Contract		(1)		02/03/03				X (1)				(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	02/03/03	02/03/03		Common Stock	300,000		(1)		0		D

Explanation of Responses:

(1) On January 16, 2002, Joseph A. Nathan ("Nathan") entered into a forward purchase contract pursuant to which two confirmations, each for 300,000 shares of common stock, were entered into on February 1, 2002 (the forward purchase contract and the confirmations are collectively referred to as the "Purchase Contract").

The Purchase Contract provides that Nathan will deliver on February 3, 2003 an aggregate number of shares of common stock based on the "Settlement Value". The "Settlement Value" for a particular date is the average of the highest bid and the lowest offer price per share of common stock last reported on such date. The Settlement Value for February 3, 2003 was $3.58. Because the Settlement Value for February 3, 2003 was less than $11.98, Nathan surrendered 300,000 shares of common stock on February 3, 2003 as required by the Purchase Contract.

/s/ Joseph A. Nathan	2/07/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Joseph A. Nathan, located at 31440 Northwestern Highway, Farmington Hills, MI 48334-2564, do hereby nominate, constitute and appoint, Thomas Costello, Jr., Barbara J. Kovach or Terri Clark, with offices at 31440 Northwestern Highway, Farmington Hills, Michigan 48334-2564, my true and lawful attorney in fact, for me and in my name, place and stead to:

Execute my name to any and all documents, forms and reports (“Documents”), whether such Documents are filed with the Securities and Exchange Commission electronically or otherwise, for transactions in the securities of Compuware Corporation.

In addition, I hereby give and grant unto my said attorney in fact, full power and authority to do and perform every act necessary, requisite or proper to be done in and about the premises as fully as I might or could do if I were personally present, with full power of substitution and revocation, hereby ratifying and confirming all that my said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have here unto set my hand this 21st day of August, 2002.

In presence of

/s/ Kiley Norris Witness Subscribed and sworn to before me this 21 day of August, 2002.	/s/ Joseph A. Nathan Signature

/s/ Donna M. Duane Notary Public, Acting in Oakland County, State of Michigan

My Commission expires:

Aug. 1, 2005

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